Contact

andrewsoccer24@hotmail.com

www.linkedin.com/in/andrew-hoyt-a529b695 (LinkedIn)

Top Skills

Microsoft Office

Microsoft Excel

Microsoft Word

Certifications

USSF National C

USSF National E

USSF National D

Andrew Hoyt

Vice President- Flower City Union

Rochester, New York Metropolitan Area

Experience

Flower City Union

5 months

Vice President

March 2022 - Present (4 months)

Rochester, New York, United States

Assistant Coach

February 2022 - Present (5 months)

Rochester

Empire United Soccer Academy

Program Assistant-Girls Academy

December 2018 - Present (3 years 7 months)

Rochester, New York

Mercury Print Productions

4 years 4 months

Long Term and Capacity Planning Manager

December 2021 - March 2022 (4 months)

Rochester, New York, United States

Bindery Supervisor

December 2017 - December 2021 (4 years 1 month)

Rochester, New York

University of Pittsburgh at Bradford

Student Athlete

August 2015 - July 2017 (2 years)

Bradford, Pennsylvania

Men's soccer team

Saint Pius X FCU

Bank Teller

July 2013 - August 2016 (3 years 2 months)

Empire Revolution Soccer Academy
Assistant Soccer Clinic/Goalkeeper Coach
January 2014 - August 2015 (1 year 8 months)
Rochester, New York Area

Helped with the training of goalies aged 10-15.

Teaching the basics of the position and understanding of the game.

Education

University of Pittsburgh at Bradford
Business Administration and Management, General · (2015 - 2019)

The Aquinas Institute
 · (2012 - 2015)